UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                                  RAILTEX, INC.
                                (Names of issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                 750766 1 07
                                 (CUSIP number)

      Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

                                                               PAGE 1 OF 5 PAGES

CUSIP NO. 750766 1 07                                            PAGE 2 OF 5
PAGES
                                     13G

1.     NAME OF REPORTING PERSON          BRUCE M. FLOHR

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      SSN ###-##-####
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)      [   ]
                                                                  (b)      [   ]
      NOT APPLICABLE
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
            5.    SOLE VOTING POWER 604,795 (Includes 32,674 shares of common stock reserved for issuance under stock options which are
Number of         exercisable within 60 days)
Shares      --------------------------------------------------------------------
Benefically 6.    SHARED VOTING POWER        NONE
Owned by
Each        --------------------------------------------------------------------
Reporting   7.    SOLE DISPOSITVE POWER  604,795
Person
With        --------------------------------------------------------------------
            8.    SHARED POSITIVE POWER   NONE

--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,545 (Includes 1,750 shares given as gifts to Mr. Flohr's children. Mr. Flohr has neither voting nor dispositive power for these shares.)
--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   6.5%

--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON *  IN

                                  SCHEDULE 13G

CUSIP NO. 750766 1 07                                          PAGE 3 OF 5 PAGES

ITEM 1.

      (a)   NAME OF ISSUER:                     RailTex, Inc.

      (b)   ADDRESS OF ISSUER'S
            PRINCIPAL EXECUTIVE OFFICE:         4040 Broadway
                                                Suite 200
                                                San Antonio, TX 78209

ITEM 2.

      (a)   NAME OF PERSON FILING:              BRUCE M. FLOHR

      (b)   NAME OF PRINCIPAL BUSINESS
            OFFICE OR, IF NONE,
            RESIDENCE:                          4040 Broadway
                                                Suite 200
                                                San Antonio, TX  78209

      (c)   CITIZENSHIP:                        United States

      (d)   TITLE OF CLASS OF SECURITIES:       Common Stock

      (e)   CUSIP NUMBER:                       750766 1 07

ITEM 3.     THE PERSON FILING THIS
            SCHEDULE 13G:                             NOT APPLICABLE

CUSIP NO.  750766 1 07                                         PAGE 4 OF 5 PAGES

ITEM 4.     OWNERSHIP:

      (a)   AMOUNT BENEFICIALLY OWNED:          606,545 shares

                                                (Includes   1,750   shares  of
                                                common  stock  given  as gifts
                                                to Mr. Flohr's  children.  Mr.
                                                Flohr has  neither  voting nor
                                                dispositive  power  for  these
                                                shares.)

      (b)   PERCENT OF CLASS:                   6.5%

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   SOLE POWER TO VOTE OR
                  TO DIRECT THE VOTE:                 604,795 shares

            (ii)  SHARED POWER TO VOTE OR
                  TO DIRECT THE VOTE:                 NONE

            (iii) SOLE POWER TO DISPOSE OR
                  TO DIRECT THE DISPOSITION
                  OF:                           604,795 shares

            (iv)  SHARED POWER TO DISPOSE OR
                  TO DIRECT THE DISPOSITION
                  OF:                           NONE

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR
            LESS OF A CLASS:                    NOT APPLICABLE

ITEM 6.     OWNERSHIP OF MORE THAN FIVE
            PERCENT ON BEHALF OF ANOTHER
            PERSON:                                                     NONE

 CUSIP NO.  750766 1 07                                        PAGE 5 OF 5 PAGES

ITEM 7.     IDENTIFICATION AND CLASSIFICATION
            OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY
            THE PARENT HOLDING COMPANY:               NOT APPLICABLE


ITEM 8.     IDENTIFICATION AND CLASSIFICATION
            OF MEMBERS OF THE GROUP:                  NOT APPLICABLE


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:           NOT APPLICABLE


ITEM 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and to not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          FEBRUARY 9, 1999
                                              Date

                                          /s/BRUCE M. FLOHR
                                             BRUCE M. FLOHR